Filed pursuant to Rule 433

Registration No. 333-141868

February 26, 2008

Final Term Sheet

USD 3,000,000,000 4.375% Global Notes due 2018

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	March 15, 2018

Redemption Amount:	100%

Interest Rate:	4.375% per annum, payable semi-annually in arrears

Date of Pricing:	February 26, 2008

Closing Date:	March 4, 2008

Interest Payment Dates:	March 15 and September 15 in each year

First Interest Payment Date:	September 15, 2008 (for interest accrued from and including March 4, 2008, to but excluding September 15, 2008)

Interest Payable on First Interest Payment Date:	USD 69,635,416.67 (for aggregate principal amount of USD 3,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.213%

Underwriting Commissions:	0.15%

Proceeds to Issuer:	99.063%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769CR31

CUSIP:	500769CR3

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Goldman Sachs International
JPMorgan
Merrill Lynch & Co.

Co-Lead Managers:	Barclays Capital
BNP Paribas
Citi
Credit Suisse
Mitsubishi UFJ Securities International
Morgan Stanley
Nomura International
RBC Capital Markets
The Royal Bank of Scotland
UBS Investment Bank

Stabilization Manager:	Merrill Lynch International

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000375/f01759e18vkza.htm#105. Alternatively, Merrill Lynch International will arrange to send you the prospectus, which you may request by calling toll-free +1-866-500-5408.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.